January 10, 2020

Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

       Re: OpGen, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed December 20, 2019
           File No. 333-234657

Dear Mr. Jones:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed December 20, 2019

Curetis' Business
Curetis' Partnering and Collaboration Agreements, page 139

1. We note that on September 16, 2019, Ares Genetics entered into a multi-phase partnership with an undisclosed leading global in vitro diagnostics corporation. Please identify the undisclosed party and to the extent material, disclose the up-front option fee. In the alternative, tell us why you believe you are not required to identify the party and the up-
       front option fee.
 Evan Jones
FirstName LastNameEvan Jones
OpGen, Inc.
Comapany NameOpGen, Inc.
January 10, 2020
Page 2
January 10, 2020 Page 2
FirstName LastName
Acquisition Agreements, page 143

2. We note your response to prior comment 14. For your GEAR asset acquisition, please expand your disclosure to include the aggregate future potential milestone payments.
Patents, page 160

3. We note that the opposition proceedings against the European Patent EP 2 571 976 B1 was lost by Curetis GmbH and the corresponding patent was revoked. Please disclose whether the loss of this patent would have a material negative impact on the conduct of your business and identify the applicable products and/or technologies that would be impacted.
Unaudited Interim Condensed Combined Statement of Operations and Other Comprehensive
Loss for Curetis Business, page F-93

4. While you have provided updated interim information as of September 30, 2019 for
         Curetis Business in your pro forma financial statements here, we note that you have not provided the complete interim financial statements including footnotes as of September
         30, 2019 for Curetis Business. Tell us how you determined that it was appropriate not to update the Curetis Business interim financial statements to be consistent with the information provided in your pro forma presentation. Identify the guidance you considered in reaching your conclusion.
       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Mary J. Mullany, Esq.